United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 18-K

For Foreign Governments and Political Subdivisions Thereof

Annual Report

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2003

Securities registered as of December 31, 2003

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
Kingdom of Sweden	$200,000,000	New York
12% Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8% Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Arvid Hessén

Acting General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2003 was Swedish kronor 749,839,685.(1)

In addition, there were outstanding various internal loans, in a total amount of Swedish kronor 587,109,528 guaranteed by the registrant as to principal and interest.

(1)          Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2003 was as follows: (in thousands)

U.S. dollars (USD)	5,996,995
Australian dollars (AUD)	100,000
Canadian dollars (CAD)	350,000
Swiss francs (CHF)	700,000
Danish kroner (DKK)	2,000,000
Euro (EUR)	7,345,847
Pounds sterling (GBP)	211,598
Japanese yen (JPY)	110,200,000
Norwegian kroner (NOK)	1,400,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2003 was as follows: (in thousands)

U.S. dollars (USD)	2,793,557
Euro (EUR)	8,112,296
Danish kroner (DKK)	1,566,000
Pounds sterling (GBP)	371,680
Japanese yen (JPY)	41,700,000
Norwegian kroner (NOK)	9,701,500
Swiss franc (CHF)	52,000
Australian dollar (AUD)	100,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	302,290

(1)          Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2003(1)

(Payable in Swedish kronor)

Title and Interest Rate		Date of Issue	Year of final maturity	Principal amount outstanding
				(thousands of Skr)
Treasury Bonds:
Index linked zero coupon bonds of 1994	(2)	4/1/1994	2004	2,917,610
5% of 1998		1/15/1998	2004	12,429,000
6% of 1993		2/9/1993	2005	69,293,520
3.5% of 1999		4/20/1999	2006	75,956,845
6.5% of 1996		10/25/1996	2006	1,167,340
8% of 1995		8/15/1995	2007	65,300,390
6.5% of 1997		5/5/1997	2008	54,783,000
Index linked 4% bonds of 1995	(2)	12/1/1995	2008	27,771,125
9% of 1993		4/20/1993	2009	1,235,185
5% of 1998		1/28/1998	2009	87,417,160
5.25% of 2000		11/8/2000	2011	45,532,000
5.5% of 2002		3/13/2002	2012	55,969,550
6.75% of 1997		5/5/1997	2014	87,720,980
Index linked zero coupon bonds of 1994	(2)	4/1/1994	2014	18,234,125
Index linked 3.5% bonds of 1998	(2)	12/1/1998	2015	44,482,000
Index linked 4% bonds of 1995	(2)	12/1/1995	2020	27,700,355
Index linked 3.5% bonds of 1997	(2)	12/1/1997	2028	3,000
Index linked 3.5% bonds of 1998	(2)	12/1/1998	2028	33,226,500
Total Treasury Bonds				711,139,685

Lottery Bonds:(3)
3.75% of 1997		4/21/1997	2004	3,700,000
2.8% + 0.47% per drawing of 2000		11/22/2000	2004	1,500,000
3.75% of 1997		12/15/1997	2004	2,100,000
2.8% of 2001		11/2/2001	2004	2,700,000
2.9% of 2001		5/8/2001	2005	2,000,000
3.5% of 2002		5/27/2002	2005	2,500,000
3.75% of 1998		7/10/1998	2006	3,400,000
2.10% of 2003		12/5/2003	2006	5,500,000
2.8% of 2002		12/13/2002	2007	3,500,000
2% to 6% of 1999	(4)	4/26/1999	2007	3,700,000
2.40% of 2003		5/21/2003	2008	4,200,000
3.3% of 1998		11/27/1998	2008	3,900,000
Total Lottery Bonds				38,700,000
Total Internal Funded Debt				749,839,685

(1)     No amortization or sinking fund provision.

(2)     At time of issue paid in discounted amount.

(3)     Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(4)     The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2003

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of Skr)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	80,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	9,000,000
Total	10,030,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Subsidiaries (including Forsmark Kraftgrupp AB) to Vattenfall AB	22,350
Pension guarantees	10,926,601
Venantius AB (housing finance)	1,842,795
Stockholmsleder AB (road construction)	7,242,000
Göteborgs Trafikleder AB (road construction)	2,661,000
Öresundsbro Konsortiet (bridge and tunnel construction)	11,370,507
Others	254,798
Total	34,320,051
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	455,295,000
Exportkreditnämnden (The Export Credit Guarantee Board)	71,524,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	10,775,000
Sida (Swedish International Development Agency)	3,525,000
Länsstyrelser (The County Government Boards)	163,077
Others	1,477,400
Total	542,759,477

Total Internal Guaranteed Debt	587,109,528

External Funded Debt as of December 31, 2003

(Payable in Foreign Currencies)

Title and Interest Rate		Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
				(thousands)
US Dollars				USD
6% Bonds of 1997		1/16/1997	2004	167,100
6.75% Bonds of 1997		5/27/1997	2004	500,000
2.38% Bonds of 2002		10/15/2002	2005	1,250,000
4.375% Bonds of 2002		5/22/2002	2005	1,400,000
3.375% Bonds of 2003		9/4/2003	2007	500,000
3.000% Bonds of 2003		5/12/2003	2008	500,000
6.125% Bonds of 1998		1/2/1998	2008	500,000
3.875% Bonds of 2002		10/15/2002	2009	950,000
Serial Zero Coupon Bonds of 1984	(2)	4/4/1984	2009	111,832
12% Bonds of 1985		2/6/1985	2010	43,396
11.125% Bonds of 1985		6/12/1985	2015	67,081
10.25% Bonds of 1985		11/16/1985	2015	7,586
Total US Dollars				5,996,995	53,220,611

Japanese Yen				JPY
3.5% Bonds of 1994		1/12/1994	2004	41,500,000
4.05% (AUD) Bonds of 1996		5/30/1996	2006	10,000,000
3.6% (AUD) Bonds of 1996		5/30/1996	2006	10,000,000
3.6% (AUD) Bonds of 1996		7/11/1996	2006	9,000,000
4% (AUD) Bonds of 1996		7/25/1996	2006	10,000,000
4.1% (AUD) Bonds of 1996		7/25/1996	2006	10,000,000
3.725% (AUD) Bonds of 1996		7/25/1996	2006	10,000,000
4.1% (AUD) Bonds of 1996		8/14/1996	2006	2,500,000
3.95% (AUD) Bonds of 1996		8/14/1996	2006	4,200,000
3.4% (AUD) Bonds of 1997		5/6/1997	2007	3,000,000
Total Japanese Yen				110,200,000	7,276,771

Swiss Francs				CHF
4.5% Bonds of 1996		9/18/1996	2006	200,000
4% Bonds of 1997		1/31/1997	2007	200,000
4% Bonds of 1997		2/21/1997	2007	300,000
Total Swiss Francs				700,000	3,608,970

Pounds Sterling				GBP
13.5% Bonds of 1983		1/19/1983	2010	44,416
11% Bonds of 1984		10/17/1984	2012	87,000
9.75% Bonds of 1985		11/20/1985	2014	80,182
Total Pounds Sterling				211,598	2,335,920

Euro(3)				EUR
5.75% Bonds of 1994 (NGL)		2/11/1994	2004	207,321
Bonds of 1996 (ESP)	(4)	5/16/1996	2004	60,101
6.25% Bonds of 1996 (FFR)		2/20/1996	2004	452,659
5.375% Bonds of 1997 (LUF)		12/10/1997	2004	49,579
Zero coupon Bonds of 1996 (ITL)		8/2/1996	2004	103,291
Bonds of 1997 (ESP)	(4)	2/20/1997	2005	78,132
7.35% Bonds of 1996 (ESP)		11/8/1996	2006	48,628
3.50% Bonds of 1999 (EUR)		2/9/1999	2006	2,650,000

External Funded Debt as of December 31, 2003

(Payable in Foreign Currencies)

Title and Interest Rate		Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
Bonds of 1997 (FFR)	(4)	2/13/1997	2007	76,225
6.625% Bonds of 1996 (FFR)		9/30/1996	2008	457,347
6.5% Bonds of 1996 (DEM)		3/5/1996	2008	102,463
5.0% Bonds of 1998 (EUR)		1/28/1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)		4/9/1996	2026	60,101
Total Euro				7,345,847	64,456,178

Canadian Dollars				CAD
7% Bonds of 1993		12/1/1993	2008	350,000
Total Canadian Dollars				350,000	2,212,350

Norwegian Kroner				NOK
Bonds of 1997	(4)	3/4/1997	2004	400,000
6.9% Bonds of 1995		12/5/1995	2005	1,000,000
Total Norveigian Kroner				1,400,000	1,473,640

Danish Kroner				DKK
4% Bonds of 1997		2/17/1997	2004	900,000
Bonds of 1997	(4)	8/11/1997	2005	400,000
4% Bonds of 1997		7/9/1997	2005	700,000
Total Danish Kroner				2,000,000	2,286,910

Australian Dollar				AUD
7.875% Bonds of 1997		4/23/1997	2007	100,000
Total Australian Dollar				100,000	592,810

Non public funded debt					33,075,021

Total External Funded Debt					170,539,181
Total of External Short Term Floating Debt					0
Total Swaps					165,814,019
Unrealised currency gains/loss	(5)				-5,920,491
Total debt denominated in foreign currency					330,432,709

(1)     The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)  Interest at the equivalent of 13.125% per annum.

(3)  Original currency of issuance within parentheses.

(4)  Special interest conditions.

(5)  According to exchange rates per December 31, 2003.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2003

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	708,037	6,438,886
Sovereign States in Eastern and Central Europe	USD	7,125	51,834
Sovereign States in Eastern and Central Europe	EUR	5,657	51,440
Sweden House in St. Petersburg, Russia	USD	12,329	89,693
Venantius AB (housing finance)	NOK	3,801,500	4,107,521
Venantius AB (housing finance)	USD	426,492	3,102,727
Venantius AB (housing finance)	JPY	7,400,000	503,200
Venantius AB (housing finance)	EUR	36,155	328,790
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	371,680	4,799,318
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	168,724	1,227,468
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	220,313	2,003,529
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	34,300,000	2,332,400
Öresundsbro Konsortiet (bridge and tunnel construction)	AUD	100,000	543,240
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	1,566,000	1,912,868
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,900,000	6,374,950
Total			33,867,864
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	12,339,855
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	117,915
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,058,312
European Investment Bank (EIB)	EUR	4,655,556	42,337,628
Council of Europe Development Bank (CEB)	EUR	32,052	291,481
Nordic Investment Bank (NIB)	EUR	2,118,226	19,263,147
Inter-American Development Bank (IDB)	USD	314,807	2,290,223
Asian Development Bank (AsDB)	USD	151,672	1,103,416
African Development Bank (AfDB)	UA	302,290	2,652,956
Total			83,454,933
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	303,082

Total External Guaranteed Debt			117,625,879

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			587,109,528
Total External Guaranteed Debt			117,625,879
Total Guaranteed Debt			704,735,407

(1)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2003 as follows: 7,275 Swedish kronor per U.S. dollar, 12,9125 Swedish kronor per British pound, 0.0680 Swedish kronor per Japanese yen, 9.094 Swedish kronor per E.U. euro, 1,2215 Swedish kronor per Danish krona, 1,0805 Swedish kronor per Norwegian krona, 5,8285 Swedish kronor per Swiss Franc, 5,4324 Swedish kronor per Australian dollar and 8,7762 Swedish kronor per Units of Account.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding:

(as of December 31, 2003)

12% Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

(as of December 31, 2003)

12% Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2003

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of Skr)
Treasury Bills	244,499,495
Overnight borrowing	0
Repurchase agreements	353,000
National Debt Account	1,482,555
National Debt Savings	18,842,285
Total Internal Floating Debt	265,177,335

(1)  At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	749,839,685
Total Floating Debt	265,177,335
Total Internal Debt	1,015,017,020

b) External floating indebtedness of the registrant.

(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2003

Title and Interest Rate			Principal Amount Outstanding	Equivalent in Swedish kronor(1)
			(thousands)
US Dollars		USD
Sovereign Notes of 1986	(2)		0
Eurocommercial Paper Program of 1988	(3)		0
Total US Dollars			0	0

Euro		EUR
Eurocommercial Paper program of 1989			0
Total Euro			0

Pound Sterling		GBP
Eurocommercial Paper Program of 1993	(3)		0
Total Pound Sterling			0

Total External Floating Debt				0

(1)    The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          The notes are continuously offered in the United States with a maximum maturity of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(3)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	170,539,181
Total External Floating Debt	0
Total External Debt	170,539,181

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

		Fiscal Years
		1999	2000	2001	2002	2003
		(millions of Skr)
Revenues
Taxes:
Taxes on income, capital gains and profits	(2)	136,126	127,500	134,900	65,100	29,700
Statutory social securities fees		232,757	225,900	238,800	249,800	259,000
Taxes on property		39,209	38,300	39,900	40,200	36,100
Value added tax		170,597	182,900	184,800	198,300	205,100
Petrol tax	(3)		—	—	—	—
Tobacco tax		7,396	7,800	8,000	8,400	8,200
Alcoholic beverage tax		10,599	10,900	11,000	11,100	11,000
Tax on energy consumption		50,488	49,400	51,900	56,500	58,100
Taxes on road traffic		6,421	6,900	7,700	7,400	8,300
Other taxes		18,819	23,200	7,600	22,600	7,100
Total taxes		672,411	672,800	684,600	659,400	622,600
Non-tax revenues
Operating surpluses	(4)	10,313	13,700	32,500	31,300	11,400
Interest received by the Government		2,215	3,100	4,300	4,700	4,800
Other non-tax revenues	(5)	21,603	28,700	14,000	13,100	13,100
Total non-tax revenues		34,131	45,500	50,800	49,100	29,200

Capital revenues		1,020	61,500	200	100	0
Loan repayment		3,051	2,546	2,600	2,700	2,500
Computed revenues	(6)	5,194	8,600	8,400	9,900	9,500
Contributions from the European Union		9,296	9,000	8,500	9,300	12,000
Total other revenues		18,562	81,646	19,700	22,000	24,000
Total Revenues		725,104	799,946	755,100	730,500	675,800

Exenditures
The Swedish political system		4,541	4,820	5,413	7,333	7,505
Economy and fiscal administration		1,515	1,503	2,122	8,838	8,957
Tax administration and collection		5,953	6,170	6,432	8,049	8,284
Justice		22,262	23,317	24,149	24,052	25,513
Foreign policy administration and international co-operation		2,877	2,984	3,015	1,137	1,115
Total defence		44,264	46,165	44,895	44,588	45,129
International development assistance		12,418	15,317	16,989	15,684	15,912
Immigrants and refugees		4,402	4,472	5,282	6,695	7,724
Health care, medical care, social services		24,519	28,573	29,492	31,040	34,068
Financial security in the event of illness and disability		88,477	97,937	107,316	112,889	121,464
Financial security in old age		34,450	33,538	33,839	33,794	51,954
Financial security for families and children		41,175	44,596	48,289	50,197	52,223
Financial security in the event of unemployment		35,448	33,224	58,627	60,968	64,228
Labour market and working life		48,795	41,067	8,507	1,066	1,128
Study support		19,676	19,681	19,089	20,668	19,863

Central Government Revenues and Expenditures(1)

		Fiscal Years
		1999	2000	2001	2002	2003
		(millions of Skr)
Education and university research		29,148	31,363	33,259	40,871	42,046
Culture, the media, religious organisations and leisure		7,554	7,589	7,814	8,095	8,352
Planning, housing supply and construction		17,172	11,867	10,434	8,736	8,805
Regional balance and development		3,720	3,006	3,258	3,388	3,851
General environment and conservation		1,632	1,701	2,153	2,934	2,754
Energy		1,101	1,731	1,950	2,253	1,906
Communications		25,629	25,345	24,568	24,361	24,851
Agriculture and forestry, fisheries etc.		11,925	9,739	16,627	13,922	9,615
Business sector		3,256	3,819	3,348	3,453	3,330
General grant to municipalities		102,542	97,535	100,639	102,333	72,400
Interest on Central Government Debt. etc.		89,885	90,213	81,260	67,340	42,173
Contribution to the European Community		20,884	22,295	23,272	20,648	18,322
Total expenditures (all areas of expenditure)		705,222	709,567	722,038	725,332	703,470
Budget deficit		-19,882	-90,379	-33,062	-5,155	-50,961
Transactions outside closed accounts		—	—	—	—	—
Net lending by Riksgäldskontoret		-17,933	23,914	28,769	50,262	12,094
Adjustment to cash basis	(7)	858	9,600	11,600	-37,598	6,245
Transfer from the National Pension Fund	(8)	-45,000	-45,000	-46,000	-8,687	-13,728
Net borrowing requirement	(9)	-81,957	-101,865	-38,693	-1,178	-46,350

(1)          No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)

	1999	2000	2001	2002	2003
Net personal income taxes	61,675	50,300	33,200	-17,200	-38,000
Corporate income taxes	68,734	72,600	94,100	76,500	62,900
Other income taxes	5,716	4,600	7,600	5,700	4,900

(3)          From 1995/96 Petrol tax is included in tax on energy consumption.

(4)          Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.

(5)          Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.

(6)          Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)          Excluding Transfer from National Pension Fund.

(8)          The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.

(9)          As of 1997 the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In Skr millions)	August 31, 2004

Notes and coins (excluding bank holdings)	102,979
Gold reserves of Sveriges Riksbank	17,718

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	December 31,
	1999		2000		2001		2002		2003
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	19,190	2.7	20,838	2.6	24,851	3.1	26,508	3.3	27,861	3.4
Wood Products	19,359	2.8	20,789	2.6	20,813	2.6	22,617	2.8	22,282	2.7
Pulp	11,401	1.6	17,539	2.2	15,796	2.0	14,459	1.8	13,688	1.7
Paper and Board	55,846	8.0	62,905	7.8	66,840	8.3	66,894	8.3	66,654	8.1
Petroleum Products	15,014	2.1	26,231	3.3	24,041	3.0	21,814	2.7	25,313	3.1
Coal and other Fuels	1,500	0.2	525	0.1	2,451	0.3	1,805	0.2	1,354	0.2
Iron and Steel	31,846	4.5	38,500	4.8	39,604	4.9	40,518	5.0	41,618	5.1
Iron Ore	2,972	0.4	3,592	0.4	3,315	0.4	3,761	0.5	4,001	0.5
Non-Ferrous Metals	9,795	1.4	11,534	1.4	12,342	1.5	12,019	1.5	11,424	1.4
Other Minerals	2,671	0.4	3,599	0.4	3,186	0.4	3,084	0.4	3,149	0.4
Other Raw Materials	2,376	0.3	2,503	0.3	2,594	0.3	2,693	0.3	2,439	0.3
Manufactured Metal	20,358	2.9	22,175	2.8	23,119	2.9	24,242	3.0	24,317	3.0
Machinery and Equipment	260,680	37.2	300,860	37.4	267,761	33.2	256,957	31.9	251,514	30.5
Motor Vehicles and Spare Parts	92,053	13.1	103,030	12.8	107,705	13.4	109,189	13.5	119,654	14.5
Ships	1,320	0.2	3,332	0.4	4,244	0.5	2,945	0.4	3,543	0.4
Chemicals and Plastics	67,499	9.6	74,778	9.3	86,778	10.8	90,279	11.2	99,017	12.0
Clothes, Shoes and Leather	7,077	1.0	7,301	0.9	7,987	1.0	8,792	1.1	9,372	1.1
Other Manufactured Products	79,144	11.3	83,735	10.4	91,806	11.4	95,726	11.9	94,931	11.5
Other Products	858	0.1	795	0.1	1,372	0.2	1,627	0.2	1,821	0.2
Total Exports	700,960	100.0	804,559	100.0	806,604	100.0	805,930	100.0	823,951	100.0

Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	40,612	7.1	41,082	6.1	46,786	7.1	50,879	7.8	52,884	7.9
Wood Products	5,545	1.0	6,458	1.0	5,865	0.9	6,178	0.9	6,291	0.9
Pulp	1,821	0.3	2,385	0.4	2,081	0.3	2,324	0.4	2,244	0.3
Paper and Board	8,045	1.4	9,258	1.4	9,069	1.4	9,599	1.5	10,187	1.5
Petroleum Products	11,127	1.9	17,679	2.6	17,643	2.7	17,032	2.6	19,237	2.9
Crude Oil	20,769	3.6	38,924	5.8	36,355	5.5	33,043	5.1	35,687	5.3
Coal and other Fuels	2,547	0.4	3,576	0.5	3,322	0.5	6,209	1.0	8,383	1.2
Iron and Steel	19,672	3.4	23,355	3.5	22,758	3.5	23,389	3.6	25,934	3.9
Non-Ferrous Metals	10,195	1.8	13,061	2.0	12,270	1.9	11,672	1.8	11,300	1.7
Other Minerals	6,560	1.1	6,342	0.9	6,494	1.0	6,824	1.0	5,837	0.9
Other Raw Materials	6,560	1.1	7,201	1.1	8,134	1.2	7,728	1.2	7,522	1.1
Manufactured Metal	16,753	2.9	18,361	2.7	19,450	3.0	18,913	2.9	19,390	2.9
Machinery and Equipment	184,568	32.3	224,915	33.7	200,058	30.5	189,993	29.2	187,516	27.9
Motor Vehicles and Spare Parts	66,720	11.7	74,790	11.2	69,501	10.6	70,695	10.9	77,832	11.6
Ships	666	0.1	1,161	0.2	2,637	0.4	3,289	0.5	6,484	1.0
Chemicals and Plastics	62,091	10.9	64,831	9.7	71,645	10.9	70,221	10.8	73,889	11.0
Clothes, Shoes and Leather	25,027	4.4	26,576	4.0	27,490	4.2	27,522	4.2	27,181	4.0
Other Manufactured Products	81,443	14.3	87,946	13.2	94,533	14.4	95,563	14.7	95,299	14.2
Other Products	57	0.0	154	0.0	129	0.0	136	0.0	161	0.0
Total Imports	570,779	100.0	668,056	100.0	656,222	100.0	651,208	100.0	673,257	100.0

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	December 31,
	1999		2000		2001		2002		2003
	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%
Exports (f.o.b.)
European Union (EU)
United Kingdom	67,016	9.6	75,237	9.4	70,637	8.8	65,985	8.2	64,048	7.8
Germany	77,467	11.1	87,766	10.9	84,143	10.4	80,775	10.0	82,762	10.0
Denmark	42,257	6.0	45,998	5.7	47,929	5.9	49,096	6.1	52,786	6.4
Finland	39,363	5.6	44,198	5.5	43,885	5.4	45,682	5.7	47,118	5.7
Other EU countries (1)	183,222	26.1	193,496	24.0	185,407	23.0	191,150	23.7	197,399	24.0
Total EU	409,325	58.4	446,695	55.5	432,001	53.6	432,689	53.7	444,111	53.9
European Free Trade Association (EFTA)
Norway	54,729	7.8	60,146	7.5	67,618	8.4	70,030	8.7	69,155	8.4
Other EFTA countries (2)	11,613	1.7	11,006	1.4	11,785	1.5	12,300	1.5	11,086	1.3
Total EFTA	66,342	9.5	71,152	8.8	79,403	9.8	82,329	10.2	80,241	9.7
Central and Eastern Europe	30,795	4.4	35,696	4.4	35,534	4.4	37,823	4.7	40,789	5.0
Russia	4,119	0.6	5,076	0.6	8,956	1.1	11,064	1.4	11,336	1.4
United States	64,261	9.2	81,708	10.2	89,249	11.1	91,827	11.4	94,781	11.5
Japan	16,798	2.4	22,310	2.8	25,121	3.1	19,116	2.4	15,895	1.9
State trading countries in Asia and America	13,029	1.9	17,405	2.2	20,173	2.5	15,641	1.9	18,259	2.2
OPEC countries	9,535	1.4	15,125	1.9	20,068	2.5	23,190	2.9	21,456	2.6
Other countries	86,756	12.4	109,391	13.6	96,099	11.9	92,251	11.4	97,082	11.8
Total Exports	700,960	100.0	804,559	100.0	806,604	100.0	805,930	100.0	823,951	100.0

Imports (c.i.f.) by country of consignment
European Union (EU)
United Kingdom	59,531	10.5	63,645	9.5	58,546	8.9	57,367	8.8	54,144	8.0
Germany	102,467	18.0	117,798	17.6	116,097	17.7	120,157	18.5	125,974	18.7
Denmark	41,956	7.4	50,129	7.5	56,013	8.6	59,008	9.1	60,710	9.0
Finland	31,993	5.6	37,716	5.6	35,418	5.4	34,460	5.3	37,686	5.6
Other EU countries (1)	155,524	27.4	170,351	25.5	171,597	26.2	166,174	25.5	172,047	25.6
Total EU	391,471	68.9	439,639	65.8	437,672	66.8	437,165	67.1	450,560	66.9
European Free Trade Association (EFTA)
Norway	42,370	7.5	54,650	8.2	54,650	8.3	51,078	7.8	53,641	8.0
Other EFTA countries (2)	9,640	1.7	9,137	1.4	9,137	1.4	9,381	1.4	8,876	1.3
Total EFTA	52,010	9.2	63,788	9.5	63,788	9.7	60,459	9.3	62,516	9.3
Central and Eastern Europe	22,449	4.0	31,025	4.6	31,633	4.8	35,683	5.5	41,707	6.2
Russia	4,337	0.8	5,161	0.8	3,887	0.6	9,707	1.5	10,337	1.5
United States	33,248	5.9	44,798	6.7	35,634	5.4	30,985	4.8	26,302	3.9
Japan	16,179	2.8	19,709	3.0	14,737	2.3	14,516	2.2	14,859	2.2
State trading countries in Asia and America	6,316	1.1	8,934	1.3	11,273	1.7	10,937	1.7	15,310	2.3
OPEC countries	4,824	0.8	7,440	1.1	10,977	1.7	7,097	1.1	8,023	1.2
Other countries	37,175	6.5	47,562	7.1	45,167	6.9	44,659	6.9	43,642	6.5
Total Imports	568,008	100.0	668,056	100.0	654,765	100.0	651,208	100.0	673,257	100.0

(1)          France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)          Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

	December 31,
	1999	2000	2001	2002	2003
	(billions of Skr)
Current account	88.5	92.5	103.2	111.7	160.0
Trade in goods (f.o.b. – f.o.b.)	138.2	142.5	149.4	148.5	159.5
Net trade of goods	132.7	127.7	127.3	142.3	153.4
Correction items	5.5	14.8	22.1	6.2	6.1
Services	-10.5	-14.6	-6.6	0.4	14.1
Transportation	9.2	10.6	12.6	16.0	13.3
Travel	-32.0	-36.4	-27.4	-25.3	-24.4
Other services	12.3	11.2	8.2	9.7	25.2
Compensation of employees	-2.1	-2.3	-2.7	-2.1	-1.7
Investment income	-14.6	-10.6	-12.3	-7.9	4.8
Direct investment	41.2	42.7	51.2	51.4	49.8
Portfolio investment excl. fin. derivatives	-42.8	-36.9	-42.5	-41.7	-33.0
Income on equity	0.9	-0.8	-0.4	2.2	5.9
Income on debt (interest)	-43.7	-36.1	-42.1	-43.9	-38.9
Other investment	-12.9	-16.5	-20.9	-17.6	-12.0
Current transfers	-22.5	-22.4	-24.7	-27.1	-16.6
Contributions etc. to/from the EU	-12.2	-13.7	-14.4	-15.7	-8.0
Development assistance grants	-5.3	-5.8	-7.3	-6.5	-5.4
Other current transfers	-5.0	-2.9	-3.0	-5.0	-3.3
Capital account	-25.3	-3.9	-2.1	-0.7	-1.3
Contributions etc. to/from the EU, investment	1.3	1.5	0.9	2.4	2.6
Development assistance grants, investment	-2.4	-3.0	-3.2	-3.1	2.8
Other	-24.2	-2.4	0.2	0.0	-6.7
Financial account	-44.2	-5.9	16.9	-114.8	-181.2
Direct investment	322.2	-159.6	57.1	9.4	-57.8
Abroad	-181.2	-372.6	-65.9	-104.0	-85.5
Equity capital	-70.2	-226.4	-69.9	-124.7	-103.6
Loans etc.	-41.3	-67.2	25.8	64.2	82.7
Reinvested earnings	-69.7	-78.9	-21.8	-43.6	-64.7
In Sweden	503.4	213.0	123.0	113.4	27.8
Equity capital	387.8	33.8	96.1	97.3	-5.6
Loand etc.	82.8	150.4	32.5	17.5	12.5
Reinvested earnings	32.8	28.8	-5.6	-1.4	20.8
Portfolio investment excl. fin. derivatives	-295.0	-28.4	-135.4	-107.3	-73.4
Assets (change in Swedish inv. abroad)	-308.9	-112.6	-234.8	-40.7	-108.4
Equity securities	-251.1	8.3	-230.3	-4.3	-36.9
Debt securities	-57.7	-120.9	-4.5	-36.3	-71.5
Liabilities (change in foreign inv. in Sw.)	13.9	84.1	99.5	-66.7	-35.0
Equity securities	-32.8	158.6	-28.0	21.7	3.1
Debt securities	46.7	-74.5	127.5	-88.4	31.9
Financial derivatives	-0.8	-3.5	-53.2	-1.2	9.2
Other investment	-53.9	187.9	137.7	-8.2	-42.9
Assets (change in Swedish inv. abroad)	-85.6	-141.8	10.5	-13.7	-58.0
Loans	-71.9	-125.9	4.3	-25.0	-43.5
Trade credits & Other	-13.7	-15.9	6.3	11.3	-14.8

Balance of Payments

	December 31,
	1999	2000	2001	2002	2003
	(billions of Skr)
Liabilities (change in foreign inv. in Sw.)	31.7	329.7	127.1	5.5	15.1
Loans	9.9	308.3	131.8	9.0	-11.6
Trade credits & Other	21.7	21.4	-4.6	-3.1	26.7
Reserve assets	-16.7	-2.3	10.7	-7.4	-16.4
Net errors and omissions	-19.0	-82.7	-118.0	3.8	22.6

This annual report comprises:

a) Pages numbered 1 to 20 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the 28th of September, 2004.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Charlotte Lundberg
Charlotte Lundberg
Director

By:	/s/ Arvid Hessén
Arvid Hessén
Acting General Counsel